

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via E-mail
Manhor Bansal
Chief Executive Officer
Orbis Corporation
3 Stovell Road
Windsor, Berkshire, United Kingdom SL4 5JB

> **Re: Orbis Corporation**
> **Registration Statement on Form S-1**
> **Filed October 8, 2014**
> **File No. 333-199205**

Dear Mr. Bansal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note your disclosure on page F-9 about entering into an agreement with a Factoring company. If this is a written agreement and it is material to you, please file it as an exhibit to your registration statement and describe its material terms in an appropriate place in the prospectus.

3. Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

Registration Statement Cover Page

4. Please include your IRS employer identification number or tell us why this is not necessary.

Prospectus Summary, page 1

5. Please disclose your "burn rate" and the amount of time your present capital will last at this rate. In addition, please revise here to state how much cash you have on hand as of the most recently practicable date.

Our Company, page 1

6. Please explain what you mean by "non-asset based" and "point-to-point" delivery. In addition you state that you are a "delivery of medical specimens and transportation services company." Please tell us whether you have transportation services operations that are in addition to the delivery of medical specimens. As appropriate please revise to describe these other transportation services that you provide.

Recent Developments, page 1

7. Please disclose the name of the lender under your promissory notes.

Summary Financial Data, page 3

8. We note you have presented pro forma balance sheet information, which gives effect to the sale of shares of common stock. Although your offering is a best efforts offering, it is not an all-or-nothing offering and therefore it is generally not appropriate to reflect the receipt of offering proceeds in your pro forma financial statements. Please remove the post-offering information showing the balance sheet information giving effect to the proceeds for each percentage of shares sold.

Risk Factors, page 4

9. Please include a risk factor describing the ability to effect service of process on your officers and directors because your principal executive office and operations are located in a foreign jurisdiction.

Loss of a key customer may adversely impact our business, page 4

10. Please disclose here and in Customers section on page 15 the customer who accounted for 100% of your total sales during the last two fiscal years. In addition please file your agreement with this customer as an exhibit to your next amendment.

We may be affected by global climate change, page 5

11. This risk factor references the airline industry. Please explain how this risk factor applies to you.

Our inability to effectively manage our growth, page 6

12. We note that in this and the following two risk factors you refer to your "products." It appears that you provide delivery services, rather than produce or distribute products. Please revise for consistency.

We will be subject to evolving and expensive corporate governance regulations, page 7

13. Please revise this risk factor to estimate costs of being a public company and describe the experience of your officer and director, if any, in running a public company.

We are dependent on Mr. Bansal, page 7

14. We note that you have operations in Canada and planned operations in the United Kingdom. Please disclose the country from which Mr. Bansal manages the business.

Description of the Business, page 15

15. Please revise this section to provide a more fulsome description of your business operations. Explain for example how you communicate with your customers, either directly or indirectly through your contractors/independent owner operators and how you interact with your contractors/independent owner operators. If you have a dispatch center please explain how that operates. Explain your payment arrangements with contractors/independent owner operators and your revenue generating arrangements with customers.

16. Please revise to disclose how many independent operators you have, whether they work full-time or part-time, and what modes of transportations they use to make deliveries.

17. We note on page 7 references to U.S. regulation of your operations. Please disclose whether you have operations or plan to begin operations in the U.S. If not please revise your reference on page 7 accordingly.

18. We note that you have recently established a subsidiary in the United Kingdom and that you "plan to implement a similar business model" as you have in Canada. Please revise to explain how far along you are in that implementation.

Marketing, page 16

19. Please explain what you mean by "SEO services."

Competition, page 16

20. Please define "point-to-point delivery industry" and please explain how it is different from the general delivery industry.

Government Regulation, page 17

21. Please briefly describe the government regulations listed in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Business and Corporate History page 18

22. We note your reference to "contractors and independent owner-operators." Please explain the difference here and disclose what type of workers you hire to make your deliveries.

Net Loss, page 19

23. Please explain why you incurred professional fees for "public company reporting requirements" in fiscal year 2013 when you were not a public company. In addition, fill in the numbers in the last sentence of this section and in the Net Loss section on page 20.

Certain Relationships and Related Party Transactions, page 25

24. Please disclose the terms of the personal loans of Mr. Bansal referenced in Footnotes 1 and 2 on page 23 of the 2013 Summary Compensation Table, including the amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. Refer to Item 404 of Regulation S-K.

Part II

Item 17. Undertakings, page II-2

    25. Please advise why you have not included the undertakings pursuant to Item 512(a) of Regulation S-K.

Exhibit Index, page 30

    26. Please file a form of your subscription agreement as an exhibit to your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Laura E. Anthony, Esq.